United States securities and exchange commission logo





                             June 13, 2020

       Vince Burgess
       Chief Executive Officer
       Acutus Medical, Inc.
       2210 Faraday Ave., Suite 100
       Carlsbad, CA 92008

                                                        Re: Acutus Medical,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 15,
2020
                                                            CIK No. 0001522860

       Dear Mr. Burgess:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Overview, page 1

   1. Please revise the Summary to further clarify your existing revenue model and how it is evolving. In this
regard, we note disclosure on page 90 that your revenue has historically consisted predominantly
of sales of your disposable products and that you generally
                                                        loaned your
first-generation AcQMap console and workstation to customers without charge. With reference
to page 96, please also clarify in the Summary what types of products are disposable
and whether any of these product types account for a significant portion of your
revenue.
   2. Please revise the disclosure on page 2 to indicate the expected timing for US commercialization of
the AcQBlate force sensing ablation catheters and control unit or
 Vince Burgess
FirstName LastNameVince Burgess
Acutus Medical, Inc.
Comapany NameAcutus Medical, Inc.
June 13, 2020
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         disclose that the timing is not presently known.
3. Please revise the second paragraph of the Overview section to explain briefly the term
         "ablation" at first-use.
4. Please revise to disclose when the pilot launch commenced and explain what a "full launch" entails in terms of marketing and manufacturing. With reference to your disclosure at the bottom of page F-43, please tell us and revise, if applicable, to clarify whether the launch fully commenced or remains pending in any respect. With a view to disclosure, please tell us whether your installed base and your cost structure has changed materially changed since initiating the launch.
5. Please revise your Summary, where appropriate, to quantify the size of your installed base.
6. Please tell us your basis for stating on page 1 that you provide customers with a "complete solution" for catheter-based treatment and your reference to a "complete set of tools." In this regard, we note your disclosures on pages 2 and 129-132 and note that you presently sell diagnostic/mapping catheters but you do not presently market any therapeutic devices, such as ablation catheters.
Our Market and Industry, page 4

7. We note the market statistics you cite for disposable products used in ablation procedures.
         Please tell us whether your products represent the full spectrum of disposable products used in ablation procedures or if they represented only a subset.
Our amended and restated bylaws that will become effective immediately prior to the completion of this offering..., page 74

8. We note that your forum selection provision identifies the federal district courts of the
         United States of America as the exclusive forum for certain litigation arising under the
         Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise the disclosure on page 193 to state the exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.
Special Notes Regarding Forward-Looking Statements, page 76

9. We note that you assume no obligation to update or revise forward-looking statements for any reason. Please revise your disclosure to clarify that under certain circumstances, applicable law may require you to update such statements.
 Vince Burgess
FirstName LastNameVince Burgess
Acutus Medical, Inc.
Comapany NameAcutus Medical, Inc.
June 13, 2020
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Use of Proceeds, page 80

10. Please revise to quantify the amount of proceeds to be allocated to each purpose cited in the third paragraph on page 80. Also revise to clarify whether the amounts you intend to devote to each purpose will be sufficient to accomplish the purposes that you intend to achieve.
Critical Accounting Policies and Estimates, page 105

11. Regarding the Revenue from Contracts with Customers policy, we note this statement on page 106: "Generally, for our first-generation AcQMap console and workstation, customers purchased disposable products using separate purchase orders after the equipment has been installed at no upfront cost with no binding agreement or requirement to purchase any disposable products." We also note this disclosure on page 96:
         "Beginning in late 2019, we have begun to install our second-generation AcQMap console and workstation with customer accounts under evaluation contracts. Under these evaluation contracts, we place our AcQMap console and workstation with customers at no upfront cost during the applicable evaluation period and seek to reach agreement with the customer for purchase of the console and workstation in the form of a contractual commitment to purchase a minimum amount of our disposable products or a cash purchase." Please address the following:
           Clarify whether the console/workstation and disposable products can be effectively utilized without each other;
           Explain whether the installation of the console and workstation would constitute a separate performance obligation, in addition to the performance obligation to deliver disposable products, if there is no binding agreement or requirement to purchase the disposable products and/or the console/workstation and disposable products can be used without each other; and
           Revise your policy herein and in the significant accounting policies section to incorporate your policy for how revenue is recognized in connection with the installation of your second-generation AcQMap console and workstation. Clarify whether the "evaluation contracts" are contracts with customers within the scope of
             ASC 606 and, if so, clearly indicate how you determine that such "a contractual commitment" to purchase either disposable products or a cash purchase is satisfied and explain how such commitments would or would not result in a separate performance obligation.
12. Regarding the Stock-Based Compensation policy beginning on page 106, please revise to disclose the extent to which any stock-based compensation has been awarded during 2020.
         Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the valuations of your common stock leading up to the initial public offering and the estimated offering price for any grants subsequent to
         December 31, 2019. This information will help facilitate our review of your accounting
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FirstName LastNameVince Burgess
Acutus Medical, Inc.
Comapany NameAcutus Medical, Inc.
June 13, 2020
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         for equity issuances including stock compensation and any beneficial conversion features.
Excellent Clinical Outcomes, page 127

13. We note the comparison of the results of your UNCOVER AF post-market approval trial to the STAR AF II trial conducted by Abbott Laboratories. Please disclose whether the two studies used the same selection criteria for admitting patients to the respective trials.
Our Comprehensive Portfolio, page 127

14. Please revise the graphic on page 128 to clearly indicate the products that are still in development and not currently marketed.
15. Please revise here or elsewhere, as appropriate, to clarify whether the AcQMap System can be used with disposable products made by other parties.
16. Please revise to explain in greater detail the development history and clinical status of the
         AcQBlate catheter product line. Without limitation, please discuss whether Biotronik and/or you developed this product. Discuss what clinical trial work, if any, has been conducted or will need to be conducted in order for you to receive a CE Mark in the second-half of 2020. Discuss the two planned US trials and indicate, if known, the applicable device classification and whether you will seek 510(k) clearance or will need to submit a PMA application. To the extent that development of a therapeutic ablation catheter poses development and regulatory challenges that you previously have not encountered in the past, please explain.
Ongoing and Future Clinical Trials, page 138

17. For each trial discussed in the section, please revise to discuss, as applicable, the timing and duration of the trials and the any endpoints.
Biotronik License Agreement, page 141

18. Please quantify the unit-based royalties paid to Biotronik on sales of AcQBlate Force ablation catheters.
Exclusive Patent License Agreement--University of Minnesota, page 144

19. Please quantify the minimum annual royalties payable under the agreement. We also note you are obligated to pay a low double-digit percentage of revenue that you receive from sublicensees. Please disclose a range of royalties not to exceed 10 percent.
Management, page 160

20. Please tell us whether Mr. Burgess' venture partner position with OrbiMed limits the time he can devote to your business. Also, tell us, and revise the risk factor disclosure on page
         70, if applicable, to discuss whether his dual roles could result in material conflicts of interest.
 Vince Burgess
Acutus Medical, Inc.
June 13, 2020
Page 5
Interim Rhythm Xience Balance Sheet, page F-55

21. Please re-label the prior period column of the interim Rhythm Xience balance sheet to
         December 31, 2018, if true, instead of December 31, 2017.
Exhibits

22. Please file the consulting agreements with Vince Burgess and Elia Health Sciences, Inc. as exhibits to the registration statement.
General

23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Jenn Do at (202) 551-3743 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.



FirstName LastNameVince Burgess                                Sincerely,
Comapany NameAcutus Medical, Inc.
                                                               Division of
Corporation Finance
June 13, 2020 Page 5                                           Office of Life
Sciences
FirstName LastName